August 5, 2011
By E-mail
Loan Lauren P. Nguyen,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Capital Product Partners L.P.
Amendment No. 1 to the Registration Statement on Form F-4
Filed July 18, 2011
File No. 333-174795

Form 20-F for the fiscal year ended December 31, 2010
Filed February 4, 2011
File No. 001-33373
Dear Ms. Nguyen:
                         On behalf of Capital Product Partners L.P. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of July 29, 2011. In addition, Amendment No. 2 to the registration statement on Form F-4 (File No. 333-174795) (including exhibits thereto) (the “Registration Statement”), which reflects many of these responses, has been submitted for filing.
                         All responses set forth in this letter are those of the Company. All responses are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. As a result of changes to the Registration Statement, some page references have changed. The page references in the Staff’s comments refer to page numbers in Amendment No. 1 to the registration statement on Form F-4 submitted to the Staff on July 18, 2011; the page numbers in the Company’s responses refer to the page numbers of the Registration Statement submitted to the Staff on August 5, 2011.

Loan Lauren P. Nguyen	-2-
Capitalized terms used but not defined in this letter have the meanings specified in the draft of the Registration Statement submitted on July 18, 2011.
F-4
Background of the Proposed Transaction, page 46

1.	We note your response to prior comment 17. Please disclose the reasons that the CPLP Conflicts Committee did not consider the referenced possible alternatives to the transaction with Crude.
R: The disclosure in the Registration Statement has been revised to describe further the reasons that the CPLP Conflicts Committee determined to pursue the transaction with Crude notwithstanding the referenced possible alternatives to a transaction with Crude. As noted on page 48 of the Registration Statement, the CPLP Conflicts Committee did discuss potential alternatives to a transaction with Crude, but determined that a transaction with Crude still appeared to be a very attractive alternative, with potentially more benefits for CPLP unitholders than other options, and beneficial to pursue even if other alternatives were potentially available.
Exhibit 99.1

2.	Please refile the consent of Jefferies & Company, Inc. as an exhibit 23. Refer to Item 601(b)(23) of Regulation S-K.
R: As discussed with the Staff on August 2, 2011, the Company respectfully submits that it is appropriate to submit the consent of Jefferies & Company, Inc. (“Jefferies”) as an exhibit 99. The text of the consent indicates that Jefferies does not admit that it is an “expert” with respect to any part of the registration statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder. Accordingly, the Company believes that it is appropriate to file the consent as an exhibit 99 to the Registration Statement, which is available for any additional exhibits a registrant may wish to file, rather than as an exhibit 23, which by its terms is expressly intended for the written consents of experts (and counsel, which Jefferies is not).
* * * * *

Loan Lauren P. Nguyen	-3-
                         Please note that the appropriate contact at Deloitte & Touche LLP is Jack Azose, who may be reached in New York at (212) 436-4838.
                         The Company would greatly appreciate receiving any additional comments from the Staff on the revised Registration Statement as soon as possible. On behalf of the Company and its advisors, we once again thank you and the Staff for your assistance to date in connection with the review of the Company’s submission.
                         If you have any questions relating to the foregoing, please feel free to call me at (212) 558-3445. I may also be reached by facsimile at (212) 558-3588 and by e-mail at claytonj@sullcrom.com. In my absence, please call Vijay S. Iyer at (212) 558-1671. He may also be reached by facsimile at (212) 291-9851 and by e-mail at iyerv@sullcrom.com.
Very truly yours,
/s/ Jay Clayton
Jay Clayton

cc:	Amy Geddes
David Humphrey J. Nolan McWilliams
(Securities and Exchange Commission)

Ioannis E. Lazaridis
Jerry Kalogiratos
Irina Taka
(Capital Product Partners L.P.)

Vangelis G. Bairactaris, Esq.
(G.E. Bairactaris & Partners)

George Cambanis
Daiva Kazlauskas
(Deloitte. Hadjipavlou Sofianos & Cambanis S.A.)

Jack Azose
(Deloitte & Touche LLP)

Loan Lauren P. Nguyen	-4-

J. Mark Metts, Esq.
Angela Olivarez, Esq.
(Jones Day)

J. Vincent Kendrick, Esq.
Patrick Hurley, Esq.
(Akin Gump Strauss Hauer & Feld LLP)

David C. Spitzer, Esq.
Vijay S. Iyer
Eric A. Treichel
(Sullivan & Cromwell LLP)